UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

BioAmber Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

9072Q 106

(CUSIP Number)

Ha-Jin Shin

Sofinnova Partners

Immeuble le Centorial

16-18 rue du 4 Septembre

75002 Paris

France

(+33) 1 53 05 41 04

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 18, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09072Q 106	Page 2 of 9

1.	Name of Reporting Persons Sofinnova Capital VI FCPR (“SC VI”) EIN: 98-0583711
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

3,294,037 shares, except that Sofinnova Partners SAS, a French corporation (“SP SAS”), the management company of SC VI, may be deemed to have sole voting power, and Denis Lucquin (“Lucquin”), Antoine Papiernik (“Papiernik”), Rafaèle Tordjman (“Tordjman”) and Monique Saulnier (“Saulnier”), the managing partners of SP SAS, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See row 7.
	9.

Sole Dispositive Power

3,294,037 shares, except that SP SAS, the management company of SC VI, may be deemed to have sole power to dispose of these shares, and Lucquin, Papiernik, Tordjman and Saulnier, the managing partners of SP SAS, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,294,037
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 9.6% (1)
14.	Type of Reporting Person (see instructions) 00

(1) The percentage is calculated based upon 34,269,945 shares of Common Stock consisting of (i) 28,836,983 shares of Common Stock as reported in the most recent Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 7, 2016, (ii) 1,748,750 shares of Common Stock as reported in Form 424B5 filed by the Issuer with the Securities and Exchange Commission on December 23, 2016 and (iii) 3,684,212 shares of Common Stock as reported in Form 424B5 filed by the Issuer with the Securities and Exchange Commission on January 24, 2017.

CUSIP No. 09072Q 106	Page 3 of 9

1.	Name of Reporting Persons Sofinnova Partners SAS, a French corporation (“SP SAS”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

3,294,037 shares, of which 3,294,037 shares are owned directly by SC VI. SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Lucquin, Papiernik, Tordjman and Saulnier, the managing partners of SP SAS, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See row 7.
	9.

Sole Dispositive Power

3,294,037 shares, except that SP SAS, the management company of SC VI, may be deemed to have sole power to dispose of these shares, and Lucquin, Papiernik, Tordjman and Saulnier, the managing partners of SP SAS, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,294,037
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 9.6% (1)
14.	Type of Reporting Person (see instructions) 00

(1) The percentage is calculated based upon 34,269,945 shares of Common Stock consisting of (i) 28,836,983 shares of Common Stock as reported in the most recent Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 7, 2016, (ii) 1,748,750 shares of Common Stock as reported in Form 424B5 filed by the Issuer with the Securities and Exchange Commission on December 23, 2016 and (iii) 3,684,212 shares of Common Stock as reported in Form 424B5 filed by the Issuer with the Securities and Exchange Commission on January 24, 2017.

CUSIP No. 09072Q 106	Page 4 of 9

1.	Name of Reporting Persons Denis Lucquin (“Lucquin”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization French Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

Shared Voting Power

3,294,037 shares, of which 3,294,037 shares are owned directly by SC VI. SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Lucquin, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power 0
	10.

Shared Dispositive Power

3,294,037 shares, of which 3,294,037 shares are owned directly by SC VI. SP SAS, the management company of SC VI, may be deemed to have power to dispose of these shares, and Lucquin, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,294,037
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 9.6% (1)
14.	Type of Reporting Person (see instructions) IN

(1) The percentage is calculated based upon 34,269,945 shares of Common Stock consisting of (i) 28,836,983 shares of Common Stock as reported in the most recent Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 7, 2016, (ii) 1,748,750 shares of Common Stock as reported in Form 424B5 filed by the Issuer with the Securities and Exchange Commission on December 23, 2016 and (iii) 3,684,212 shares of Common Stock as reported in Form 424B5 filed by the Issuer with the Securities and Exchange Commission on January 24, 2017.

CUSIP No. 09072Q 106	Page 5 of 9

1.	Name of Reporting Persons Antoine Papiernik (“Papiernik”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization French Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

Shared Voting Power

3,294,037 shares, of which 3,294,037 shares are owned directly by SC VI. SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Papiernik, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power 0
	10.

Shared Dispositive Power

3,294,037 shares, of which 3,294,037 shares are owned directly by SC VI. SP SAS, the management company of SC VI, may be deemed to have power to dispose of these shares, and Papiernik, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,294,037
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 9.6% (1)
14.	Type of Reporting Person (see instructions) IN

(1) The percentage is calculated based upon 34,269,945 shares of Common Stock consisting of (i) 28,836,983 shares of Common Stock as reported in the most recent Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 7, 2016, (ii) 1,748,750 shares of Common Stock as reported in Form 424B5 filed by the Issuer with the Securities and Exchange Commission on December 23, 2016 and (iii) 3,684,212 shares of Common Stock as reported in Form 424B5 filed by the Issuer with the Securities and Exchange Commission on January 24, 2017.

CUSIP No. 09072Q 106	Page 6 of 9

1.	Name of Reporting Persons Rafaèle Tordjman (“Tordjman”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization French Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

Shared Voting Power

3,294,037 shares, of which 3,294,037 shares are owned directly by SC VI. SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Tordjman, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power 0
	10.

Shared Dispositive Power

3,294,037 shares, of which 3,294,037 shares are owned directly by SC VI. SP SAS, the management company of SC VI, may be deemed to have power to dispose of these shares, and Tordjman, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,294,037
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 9.6% (1)
14.	Type of Reporting Person (see instructions) IN

(1) The percentage is calculated based upon 34,269,945 shares of Common Stock consisting of (i) 28,836,983 shares of Common Stock as reported in the most recent Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 7, 2016, (ii) 1,748,750 shares of Common Stock as reported in Form 424B5 filed by the Issuer with the Securities and Exchange Commission on December 23, 2016 and (iii) 3,684,212 shares of Common Stock as reported in Form 424B5 filed by the Issuer with the Securities and Exchange Commission on January 24, 2017.

CUSIP No. 09072Q 106	Page 7 of 9

1.	Name of Reporting Persons Monique Saulnier (“Saulnier”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization French Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

Shared Voting Power

3,294,037 shares, of which 3,294,037 shares are owned directly by SC VI. SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Saulnier, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power 0
	10.

Shared Dispositive Power

3,294,037 shares, of which 3,294,037 shares are owned directly by SC VI. SP SAS, the management company of SC VI, may be deemed to have power to dispose of these shares, and Saulnier, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,294,037
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 9.6% (1)
14.	Type of Reporting Person (see instructions) IN

(1) The percentage is calculated based upon 34,269,945 shares of Common Stock consisting of (i) 28,836,983 shares of Common Stock as reported in the most recent Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 7, 2016, (ii) 1,748,750 shares of Common Stock as reported in Form 424B5 filed by the Issuer with the Securities and Exchange Commission on December 23, 2016 and (iii) 3,684,212 shares of Common Stock as reported in Form 424B5 filed by the Issuer with the Securities and Exchange Commission on January 24, 2017.

CUSIP No. 09072Q 106	Page 8 of 9

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by SC IV, SP SAS, and Lucquin, Papiernik, Tordjman, and Saulnier, the managing partners of SP SAS (collectively, the “Listed Persons” and together with SC IV and SP SAS, the “Filing Persons”) on May 21, 2013. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein shall have the meaning ascribed to them in the Schedule 13D.

Item 2. Identity and Background

Item 2(b) of the Schedule 13D is hereby amended and restated as follows:

(b) The address of the principal place of business for each of the Filing Persons is Sofinnova Partners, Immeuble le Centorial, 16-18 rue du 4 September, 75002 Paris, France.

Item 5. Interest in Securities of the Issuer.

Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

(c) SC IV effected the following sales of shares of Common Stock on the dates indicated below:

Date	Price per share	Number of shares	How effected

October 26, 2016	$5.0000	50,000	Open market

November 17, 2016	$5.0439	50,000	Open market

November 18, 2016	$5.5000	50,000	Open market

November 18, 2016	$6.0000	6,595	Open market

November 21, 2016	$6.0000	43,405	Open market

November 22, 2016	$6.5000	1,453	Open market

January 6, 2017	$5.6000	100,000	Block trade

CUSIP No. 09072Q 106	Page 9 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2017

SOFINNOVA CAPITAL VI FCPR

By:	SOFINNOVA PARTNERS SAS	/s/ Denis Lucquin
Its:	Management Company	Denis Lucquin

By:	/s/ Monique Saulnier	/s/ Antoine Papiernik
	Name: Monique Saulnier	Antoine Papiernik
Title: Managing Director and CFO

/s/ Rafaèle Tordjman
SOFINNOVA PARTNERS SAS		Rafaèle Tordjman

By:	/s/ Monique Saulnier	/s/ Monique Saulnier
	Name: Monique Saulnier	Monique Saulnier
Title: Managing Director and CFO